21001333

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 17 2021
Washington DC
415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17609

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kuykendall & Schneider, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8009 Genoa Avenue
(No. and Street)

Lubbock	Texas	79424
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Miles Hornak 806-793-2525
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bauer & Company, LLC
(Name – *if individual, state last, first, middle name*)

P.O. Box 27887	Austin	Texas	78755
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Miles Hornak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kuykendall & Schneider, Inc., as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

BRENDAN KING
Notary Public, State of Texas
Comm. Expires 08-31-2021
Notary ID 131266486

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KUYKENDALL & SCHNEIDER, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

December 31, 2020

WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KUYKENDALL & SCHNEIDER, INC.

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
DECEMBER 31, 2020

BAUER
& COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Kuykendall & Schneider, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kuykendall & Schneider, Inc. as of December 31, 2020, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Kuykendall & Schneider, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Kuykendall & Schneider, Inc.'s management. Our responsibility is to express an opinion on Kuykendall & Schneider, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Kuykendall & Schneider, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 (Schedule I), the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Schedule II) and the Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (Schedule III) (collectively, the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Kuykendall & Schneider, Inc.'s financial statements. The supplemental information is the responsibility of Kuykendall & Schneider, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as Kuykendall & Schneider, Inc.'s auditor since 2019.

Austin, Texas
February 11, 2021

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

KUYKENDALL & SCHNEIDER, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

Current Assets:		
Cash and Cash Equivalents	$	132,568
Receivables:		
Broker or Dealer		117,132
Related Party Operating Lease Right of Use		156,798
Deposits and Other Assets, Net		20,055
TOTAL ASSETS	$	426,553

LIABILITIES

Current Liabilities:		
Accounts Payable and Accrued Expenses	$	71,998
Related Party Operating Lease Liability - Current		47,390
Total Current Liabilities		119,388
Long-term Liabilities:		
Related Party Operating Lease Liability - Long-term		109,408
Total Long-term Liabilities		109,408
TOTAL LIABILITIES	$	228,796

STOCKHOLDER'S EQUITY

Common Stock, $10 par; Authorized 500,000 Shares; Issued 670	$	6,700
Retained Earnings		191,057
TOTAL STOCKHOLDER'S EQUITY		197,757
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	426,553

The accompanying notes are an integral part of these financial statements.

KUYKENDALL & SCHNEIDER, INC.

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2020

REVENUE	
Direct Fund Commissions	$ 135,637
Mutual Fund 12b-1 Fees	1,042,767
Total Distribution Fees	1,178,404
Brokerage Commissions	36,625
Brokerage Mutual Fund Commissions	97,517
Total Commissions	134,142
Interest Income	671
	1,313,217
EXPENSES	
Employee Compensation	838,147
Brokerage Expense	32,527
Related Party Occupancy	52,800
Taxes - Other than Income	39,422
Other Operating Expense	67,690
	1,030,586
Net Income	$ 282,631
Income Earnings per Share of Common Stock	$ 422

The accompanying notes are an integral part of these financial statements.

KUYKENDALL & SCHNEIDER, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2020

	Common Stock	Retained Earnings	Total
Balance, December 31, 2019	6,700	468,426	475,126
Owner's Draw Year Ended December 31, 2020	-	(560,000)	(560,000)
Net Income Year Ended December 31, 2020	-	282,631	282,631
Balance, December 31, 2020	$ 6,700	$ 191,057	$ 197,757

The accompanying notes are an integral part of these financial statements.

KUYKENDALL & SCHNEIDER, INC.

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2020

Cash Flows from Operating Activities		
Net Income	$	282,631
Change in Assets and Liabilities		
Receivables		(47,743)
Deposits and Other Assets		839
Accounts Payable and Accrued Expenses		20,339
Net Cash Provided by Operating Activities		256,066
Cash Flows from Investing Activities		-
Cash Flows from Financing Activities		
Owner's Draw		(560,000)
Net Increase (Decrease) in Cash		(303,934)
Cash and Cash Equivalents at Beginning of year		436,502
Cash and Cash Equivalents at End of Year	$	132,568
Supplemental Disclosures of Cash Flow Information:		
Related Party Right of Use Asset	$	156,798
Income Taxes Paid		-
Interest Paid		-
	$	156,798

The accompanying notes are an integral part of these financial statements.

KUYKENDALL & SCHNEIDER, INC.

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2020

NOTE 1: NATURE OF BUSINESS

The Company was incorporated under the laws of the State of Texas on April 23, 1973 to operate as a broker-dealer in investment securities. The Company is a member of the Securities and Exchange Commission (SEC) and also a member of the Financial Industry Regulatory Authority (FINRA). The Company's office is located in Lubbock, Texas. The company operates under the provisions of Paragraphs K(2)(i) and K(2)(ii) of Rule 15c3-3 of the SEC. The Company is an introducing broker-dealer primarily engaged in the business of providing brokerage services on an agency basis to individuals and retirement plans.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

No separation of assets and liabilities as between current and non-current is made, with the exception of our office lease liability, since, for a brokerage, such distinction has little meaning and requires arbitrary decisions. Such practice is generally accepted in the industry.

Cash Equivalents

The Company maintains its cash and cash equivalents with high quality financial institutions. At times, the amount may be in excess of the FDIC insured limits, however the Company does not consider this to be a significant credit risk.

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Revenue Recognition
Revenue from contracts with customers includes commission income and 12b-1 fees from mutual fund companies. The recognition and measurement of revenue is based on the assessment of the individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transactions prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Distribution Fees
The Company enters into arrangements with pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front or over time, or a combination thereof. The Company's performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which is usually monthly. Distribution fees are recognized in the period they are related to.

Commissions
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Fair Value Measurements
The carrying amounts of the Company's financial instruments, which include cash and cash equivalent other assets, accounts payable and accrued expenses, approximate their fair values due to their short maturities.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Recent Accounting Pronouncements
Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standard setting bodies are not expected to have a material impact on the Company's financial position, results of operations, or cash flows.

NOTE 3: FEDERAL INCOME TAX

The Company has elected to be taxed as an S corporation. Gains and losses are included in the personal income tax return of the stockholder and taxed depending on his personal tax strategies. Accordingly, the Company has no provision for current or deferred income taxes.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020, the unrecognized tax benefit accrual was zero. The Company will recognize tax benefits in income tax expense if incurred. For the year ended December 31, 2020, the Company's franchise tax payment is estimated to be $2,350.

NOTE 4: RELATED PARTY LEASE COMMITMENT

The Company leases its office under a lease classified as an operating lease. The lease is amortized over 5 years. Total accumulated amortization related to the leased office space is $13,886 at December 31, 2020. The following is a schedule showing the future minimum lease payments under operating leases by years and the present value of the minimum lease payments as of December 31, 2020. The interest rate related to the lease obligation is 4.0% and the maturity date is February 29, 2024.

2021	52,800
2022	52,800
2023	52,800
2024	8,800
Total	$ 167,200
Less: Amount representing interest	10,402
Present Value of Minimum Lease Payments	$ 156,798

NOTE 5: LITIGATION

The Company, from time to time, may be involved in litigation relating to claims arising out of its normal course of business. Management believes there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

NOTE 6: RISK MANAGEMENT

The Company maintains various forms of insurance that Company's management believes is adequate to reduce the exposure to identified risks to an acceptable level.

NOTE 7: COVID-19

In March 2020, the World Health Organization declared a global pandemic related to the proliferation of the COVID-19 virus. Significant uncertainties about the duration and effects of the pandemic have created uncertainties in the current business environment with federal, state, and local governments recommending significant decreases in person-to-person interaction in addition to changes in other common business practices during the duration of the pandemic, including the temporary closures of all non-essential businesses. Because of the uncertainty the pandemic will have on the current business environment, management is

unable to estimate the potential impact on the Company's operations.

NOTE 8: <u>RETIREMENT PLAN</u>

The Company offers eligible employees the option to contribute a portion of their compensation to a SIMPLE IRA retirement plan. Employees are eligible to participate in the plan after they have been employed during one previous calendar year. The Company made contributions to employee accounts of $20,562 in 2020.

NOTE 9: <u>NET CAPITAL REQUIREMENTS</u>

The Company is subject to the SEC uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital and net capital requirements of $149,368 and $5,000, respectively, which was $144,368 in excess of the required minimum. The Company's aggregate indebtedness to net capital ratio was 0.48 to 1.

NOTE 10: <u>CONCENTRATIONS OF RECEIVABLES AND DEPOSITS</u>

Hilltop Securities (HTS) clears trades for the Company and requires a deposit of $15,000 be maintained at HTS for this service. This amount is included with deposits on the balance sheet. The outstanding balance due from HTS as of December 31, 2020 was $29,653.

NOTE 11: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 11, 2021, the date of the Report of Independent Registered Public Accounting Firm.

Effective January 1, 2021, the Company added two new stockholders.

In January 2021, the Company made ownership distributions to stockholders of $36,200.

Schedule I

KUYKENDALL & SCHNEIDER, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1 OF SECURITIES AND EXCHANGE COMMISSION
December 31, 2020

Stockholders' Equity (Qualified)	$ 197,757
Non-allowable Assets	
Receivables - Broker or Dealer, net	43,334
Prepaid Assets	4,921
Deposits	135
Total Non-allowable Assets	48,390
NET CAPITAL	$ 149,367
Aggregate Indebtedness	
Accounts Payable and accrued expenses	71,998
Total Aggregate Indebtedness	$ 71,998
Computation of basis net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 144,367
Net Capital less 10% of Aggregated Indebtedness	$ 142,167
Ratio of aggregate indebtedness to net capital	0.48 to 1

No material differences were noted between the audited financial statements and the December 31, 2020, Part IIA FOCUS report of Kuykendall & Schneider, Inc., filed January 25, 2021, with respect to the Computation of Net Capital under Rule 15c3-1.

KUYKENDALL & SCHNEIDER, INC.

Schedule II & Schedule III

December 31, 2020

Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraphs (k)(2)(i) and (k)(2)(ii) of the Rule. The Company does not hold funds or securities for, or owe money or securities to, customers.

Schedule III

Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraphs (k)(2)(i) and (k)(2)(ii) of the Rule. The Company did not maintain possession or control of any customer funds or securities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Kuykendall & Schneider, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Year Ended December 31, 2020, in which (1) Kuykendall & Schneider, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Kuykendall & Schneider, Inc. claimed exemptions from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) Kuykendall & Schneider, Inc. stated that Kuykendall & Schneider, Inc. met the identified exemption provisions throughout the most recent fiscal year of December 31, 2020 without exception. Kuykendall & Schneider, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kuykendall & Schneider, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 11, 2021

KUYKENDALL & SCHNEIDER, INC.
8009 GENOA AVENUE ~ LUBBOCK, TEXAS 79424
PHONE 806-793-2525 ~ FAX 806-793-2528

February 11, 2021

RE: EXEMPTION REPORT YEAR ENDED DECEMBER 31, 2020

Kuykendall & Schneider, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2): (i) and (ii).
2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Brendan King, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Brendan King
Vice President

BAUER
& COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder
of Kuykendall & Schneider, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Kuykendall & Schneider, Inc. and the SIPC, solely to assist you and SIPC in evaluating Kuykendall & Schneider, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Kuykendall & Schneider, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Kuykendall & Schneider, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Kuykendall & Schneider, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 11, 2021

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 12/31/2020

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15*36*******2422*********************MIXED AADC 220
17609 FINRA DEC
KUYKENDALL & SCHNEIDER INC
8009 GENOA AVE
LUBBOCK, TX 79424-1772

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Brendan King 806-793-2525

2. A. General Assessment (item 2e from page 2) $55.95

B. Less payment made with SIPC-6 filed (**exclude interest**) (24.07)
7/22/2020
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 31.88

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $31.88

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Kuykendall & Schneider, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 20 day of January, 20 21.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2020
and ending 12/31/2020

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$1,313,219
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	1,313,219
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,275,922
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	1,275,922
2d. SIPC Net Operating Revenues	$37,297
2e. General Assessment @ .0015	$55.95

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